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SEC
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MAR 26 2013
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67871

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2012** AND ENDING **DECEMBER 31, 2012**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

MISMI, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

810 – 7TH AVENUE – Suite 2200

NEW YORK,	**NEW YORK**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL BEATON **(603) 379 - 2478**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/27

OATH OR AFFIRMATION

I, ***Daniel Beaton***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***MISMI, INC. as of Dec 31, 2012***, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x ____________________
Signature

____
Title

x ____________________
Notary Public

LINDSAY BLAKEY
NOTARY PUBLIC
STATE OF NEW HAMPSHIRE
MY COMMISSION EXPIRES May 9, 2017

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MISMI, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

MISMI, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS	
Cash and cash equivalents	$ 957,660
Deposit with clearing broker	225,000
Accounts receivable	577,617
Due from subsidiary	66,021
Investment in subsidiary	73,710
Prepaid expenses and deposits	34,155
Furniture, equipment and software development, net of accumulated depreciation and amortization of $441,665 (Notes 2d and 7)	165,579
Other assets	27,630
Total assets	$ 2,127,372
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	630,122
Total liabilities	630,122
Commitments and Contingencies (Note11)	
Stockholders' equity (Note 13)	
Series A Preferred stock, $0.001 par value; (liquidation preference 5,647,380); 4,500,000 shares authorized; 4,298,183 issued and outstanding	4,298
Series B Preferred stock, $0.001 par value; (liquidation preference $4,110,346); 4,300,000 shares authorized; 3,411,925 issued and outstanding	3,412
Series C Preferred stock, $0.001 par value; (liquidation preference $3,161,903); 4,300,000 shares authorized; 3,796,714 issued and outstanding	3,797
Series D Preferred stock, $0.001 par value; (liquidation preference $7,217,219); 4,300,000 shares authorized; 9,828,680 issued and outstanding	9,829
Common stock, $0.001 par value, 32,400,000 shares authorized, 8,251,834 shares issued and outstanding.	8,252
Additional paid-in capital	16,068,591
Treasury stock	(19,577)
Retained earnings	(14,581,352)
Total stockholders' equity	1,497,250
Total liabilities and stockholders' equity	$ 2,127,372

The accompanying notes are an integral part of this statement.

MISMI, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

Note 1 - **Nature of Business**

Mismi, Inc. (The "Company") is a Delaware Corporation formed for the purpose of conducting business in the state of New York as a broker-dealer in securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company also operates pursuant to the (k)(2)(ii) exemptive provisions of Rule 15c3-3.

Note 2- **Summary of Significant Accounting Policies**

a) ***Revenue Recognition***

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. The difference between trade and settlement date reporting is not material.

b) ***Marketable Securities***

Marketable securities owned by the Company are reflected at market value with the resulting unrealized gains and losses included in income.

c) ***Cash and Cash Equivalents***

For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Depreciation***

Depreciation of furniture, equipment, and programming costs is provided on the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining terms of the lease.

e) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2- Summary of Significant Accounting Policies (continued)

f) Income Taxes

The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

g) Stock Based Compensation

The Company applies the fair value recognition provisions of FASB guidance related to stock-based compensation. Under these provisions, stock-based compensation expense is measured at the grant date based on the fair value of the award and is generally recognized as expense over the requisite service period.

h) Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2012 and March 6, 2013 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Fair Value Measurements

The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

Note 3- **Fair Value Measurements (continued)**

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2012:

	Total	Fair Value Measurements Using		
	Total	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment in Subsidiary	$73,710	$ -0-	$ -0-	$73,710

Note 4- **New Accounting Standards**

In June 2009, the FASB established the FASB Accounting Standards Codification ("Codification") as the sole source of authoritative accounting principles generally accepted in the United States of America. As a result, all references to accounting literature will conform to the appropriate reference within the Codification. The adoption of the Codification, which became effective during September 2009, did not have any impact on the Company's financial statements.

The Company adopted FASB guidance related to subsequent events as of December 31, 2009. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The adoption of this FASB guidance did not have a material effect on the Company's financial statements. The Company adopted FASB guidance on accounting for uncertainty in income taxes effective January 1, 2009. The adoption had no impact on the Company's financial statements. A tax position is recognized as a benefit at the largest amount that is more-likely-than not to be sustained in a tax examination based solely on its merits. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained.
Under the threshold guidelines, the Company believes no significant uncertain tax positions exist, either individually or in the aggregate, that would result in recognition of a liability for unrecognized tax benefits as of January 1, 2012 and December 31, 2012.

Note 5 - Common Stock Transactions

At the Company's inception, a former stockholder contributed partially developed technology valued at $462,731 in exchange for 5,784,133 shares of the Company's common stock. The common stock included a liquidation preference of $0.02 per share plus any unpaid dividends. In connection with the preferred stock issuance (Note 6), certain common shareholders received warrants to purchase 162,477 shares of the Company's preferred stock at $0.01 per share. These warrants expire on January 29, 2018, and are considered exercised in the event of a deemed liquidation or upon the sale of the Company's common stock in a public offering. As of December 31, 2012, 157,253 warrants have been exercised with a remaining 5,224 outstanding.

Note 6 - Preferred Stock Transactions

On January 31, 2008, the Company issued 4,140,930 shares of Series A preferred stock to accredited investors for $4,320,646, of which $480,000 was in exchange for the conversion of former debt holders. These preferred shares were convertible, at the option of the holder into common shares at a rate of $1.0434 per common share, subject to certain anti-dilution provisions. With the issuance of additional Series C and Series D preferred shares in 2010, the anti-dilution provisions have reduced the rate to $.9247. The Series A preferred shares will automatically be converted into common shares upon vote or consent for the majority of these Series A preferred shareholders, or upon the sale of the Company's common stock in a public offering. The Series A preferred shares accrue dividends at an annual rate of 8%. No dividends have been declared since inception (December 21, 2006). Voting rights are conveyed to Series A preferred shareholders, to have the Company redeem some or all of such holder's Series A preferred stock, for a price per share equal to the per share purchase price plus all accrued but unpaid dividends. As of December 31, 2012, Series A preferred dividends in arrears were approximately $1,673,000. In connection with the Series A preferred stock issuance, former convertible debt holders received warrants to purchase 47,024 shares of the Company's preferred stock at $1.0434 per share, which due to anti-dilution measures has been further reduced to $.9247.

During June and July 2009, the Company issued 3,009,395 shares of Series B preferred stock to accredited investors for proceeds of $3,140,000. These preferred shares are convertible, at the option of the holder, into common shares at a rate of $1.0434 per common share, subject to certain anti-dilution provisions. With the issuance of additional Series C and Series D preferred shares in 2010, the anti-dilution provisions have reduced the rate to $.9247. The Series B preferred shares will automatically be converted into common shares upon vote or consent of the majority of these Series B preferred shareholders, or upon the sale of the Company's common stock in a public offering, subject to a require level of proceeds to be generated from the public offering.

Note 6 - Preferred Stock Transactions (continued)

The Series B preferred shares accrue dividends at the annual rate of 8%. No dividends have been declared since inception. Voting rights are conveyed to Series B preferred shareholders on an as-if-converted to common stock basis. As the dividends are subject to payment based upon the Company's financial 2012 position, no dividend payable has been recorded as of December 31, 2012. Each holder of Series B preferred stock may elect, at any time after the dated six years from issuance, and upon consent of the majority of preferred shareholders, to have the Company redeem some or all of such holder's Series B preferred stock for a price per share equal to the per share purchase price plus all accrued but unpaid dividends. As of December 31, 2012, Series B preferred dividends in arrears were approximately $955,000.

During 2010, the Company issued 3,796,714 shares of Series C convertible preferred stock to accredited investors for proceeds of $2,349,406. These preferred shares are convertible, at the option of the holder, into common shares at a rate of $.6188 per common share, subject to certain anti-dilution provisions. The Series C preferred shares will automatically be converted into common shares upon vote or consent of the majority of these Series C preferred shareholders, or upon the sale of the Company's common stock in a public offering, subject to a required level of proceeds to be generated from the public offering. The Series C preferred shares accrue dividends at an annual rate of 8%. No dividends have been declared since inception. Voting rights are conveyed to Series C preferred shareholders on an as-if-converted to common stock basis. As the dividends are subject to payment based upon the Company's financial position, no dividend payable has been recorded as of December 31, 2011. Each holder of Series C preferred stock may elect, at any time after the dated six years from issuance, and upon consent of the majority of preferred shareholders, to have the Company redeem some or all of such holder's Series C preferred stock, for a price per share equal to the per share purchase price plus all accrued but unpaid dividends. As of December 31, 2012, Series C preferred dividends in arrears were approximately $812,000.

During 2010 and 2011, the Company issued 8,180,754 shares of Series D convertible preferred stock to accredited investors for proceeds of $5,062,250. In 2012, the Company issued 1,647,926 Series D convertible preferred stock to accredited investors for proceeds of $1,019,737. These preferred shares are convertible, at the option of the holder, into common shares at a rate of $.6188 per common share, subject to certain anti-dilution provisions. The Series D preferred shares will automatically be converted into common shares upon vote or consent of the majority of these Series D preferred shareholders, or upon the sale of the Company's common stock in a public offering, subject to a required level of proceeds to be generated from the public offering. The Series D preferred shares accrue dividends at an annual rate of 8%. No dividends have been declared since inception. Voting rights are conveyed to Series D preferred shareholders on an as-if-converted to common stock basis. As the dividends are subject to payment

Note 6 - Preferred Stock Transactions (continued)

based upon the Company's financial position, no dividend payable has been recorded as of December 31, 2012. Each holder of Series D preferred stock may elect, at any time after the dated six years from issuance, and upon consent of the majority of preferred shareholders, to have the Company redeem some or all of such holder's Series D preferred stock, for a price per share equal to the per share purchase price plus all accrued but unpaid dividends. As of December 31, 2012, Series D preferred dividends in arrears were approximately $1,135,000

Note 7 - Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2012:

Furniture and equipment	$270,487
Software development	336,757
	607,244
Less: Accumulated depreciation	(441,665)
	$165,579

Note 8 - Stock Plan

In 2007, the Company approved the Mismi, Inc. 2007 Stock Incentive Plan (the "Plan"). The Plan was amended during 2009 to allow the Company to issue 4,666,611 shares of common stock, and amended during 2010 to allow the Company to issue 5,736,239 shares of common stock to select non-employees and designated employees. The Company may issue shares of common stock from either authorized and unissued shares of common stocks or from treasury shares.

Grants issued under the plan are subject to certain vesting conditions as determined by the Plan's award committee as designated by the Company's Board of Directors. Generally, stock options issued under the Plan vest over a four year period, and have a 10 year life. Restricted stock awards generally vest over a period of four to six years. No shares of restricted stock were awarded during the year ended December 31, 2012. The Company awarded 2,409,304 shares of restricted stock for the period December 21, 2006 (inception) through December 31, 2012. During 2010 the company purchased 244,713 shares for $19,577. 2,030,225 restricted shares were vested as of December 31, 2012. The fair value of the awards issued in prior years was $0.08 per share as determined by the fair value estimate of the Company's common stock. The restricted stock awards are subject to certain conditions surrounding termination of employment and change in control events as defined by the Plan.

Note 8 - **Stock Plan (continued)**

The Company granted stock options to certain employees and non-employees of the Company in 2012 at exercise prices which approximated fair value at the date of grant. Options granted under the Plan expire then years from the dates of grant. The weighted average grant date fair value of options granted during 2012 was $0.04. The fair value of the options is estimated using the Black-Scholes options pricing model with the following assumptions for 2012: dividend yield 0.0%, volatility of 40%, an expected term of seven years, and a risk-free interest rate ranging from 2.46% to 3.53%.

A summary of the Company's stock option activity since inception is as follows:

	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2007		
Options granted	419,300	$0.08
Options exercised	-	
Options forfeited	-	
Balance, December 31, 2008	419,300	$0.08
Options granted	1,063,370	$0.08
Options exercised	35,397	$0.08
Options forfeited	300,910	$0.08
Balance, December 31, 2009	1,146,363	$0.08
Options granted	1,148,222	$0.08
Options exercised	23,000	$0.08
Options forfeited	102,000	$0.08
Balance, December 31, 2010	2,169,585	$0.08
Options granted	453,900	$0.08
Options exercised	-	
Options forfeited	120,000	$0.08
Balance, December 31, 2011	2,503,485	$0.08
Options granted	-	$0.08
Options exercised	-	$0.08
Options forfeited	-	$0.08
Balance, December 31, 2012	2,503,485	

Stock options exercisable are 1,425,607 at December 31, 2012. Compensation expense related to the Company's stock based compensation under the restricted stock and stock option arrangements was $101,976 for the year ended December 31, 2012 and for the period December 31, 2006 (inception) through December 31, 2012.

Note 9 - **Related Party**

The company paid approximately $907,000 to their 50% owned subsidiary for royalty expense. The company also allocated approximately $1,710,000 of

Note 9 - Related Party (continued)

expenses to this subsidiary which included rent, salaries, market data, and other general and administrative expenses. In addition, the company allocated to an affiliate, through common ownership of their subsidiary, approximately $170,000 of salaries

Note 10- Income Tax

At December 31, 2012, the Company had a net operating loss of approximately $14,480,000 for income tax purposes. This carryforward will begin to expire in 2027. A valuation allowance of $6,490,000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition. The Company is subject to federal and New York State income taxes.

Note 11- Commitments and Contingencies

Office Space

The Company leases its premises under a lease expiring February 27, 2014. The Company's minimum annual rental commitments over the next two years are as follows:

2013	$170,532
2014	$ 28,422 (2 months)

The Company has established a letter of credit that expires April 30, 2014 in the amount of $42,633. As of December 31, 2012, none of this amount has been drawn upon by the Company.

Other

A former stockholder paid for expenses during the start-up operations of the Company. The expenses were never recorded on the books of the Company. The amount of the expense is in dispute, and the Company and the shareholder are in discussion in an attempt to resolve. The outcome of these discussions is not expected to have a material adverse affect on the Company's financial statements.

There are agreements in place with two Directors of the Company, whereby the Directors will receive certain contingent payments when various conditions related to the Company's ability to pay such amounts are achieved, and only when permissible by regulatory requirements. As of December 31, 2012, the contingent payments are not presently payable and the timing or likelihood of this obligation cannot be reasonably estimated.

Note 12 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 13 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company had net capital of $751,183 which was $651,183 in excess of its required net capital of $100,000. The Company's net capital ratio was 83.88%

A copy of the Firm's Statement of Financial Condition as of December 31, 2012, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Mismi, Inc.
810 7th Avenue – Suite 2200
New York, NY 10019

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Mismi, Inc., (the Company) as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mismi, Inc., as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 6, 2013